CRAIG G. ONGLEY

(214) 777-4241

congley@krcl.com

May 9, 2014

H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:          TransCoastal Corporation

Amendment No. 4 to Registration Statement on Form S-1

Filed February 26, 2014

Response dated March 28, 2014

File No. 333-191566

Dear Mr. Schwall:

As you are aware staff has made certain comments, which has caused Registrant to reduce the amount of oil and gas reserves contained in its 2012 Reserve Report. The reduction of the Registrant's reserve estimate has resulted in a question as to whether such a reduction has a material effect on Registrant's financial statements.

Management has revisited its accounting and calculated the effects of the changes in the reserve estimates on its financial statements. Upon completion of that review on April 25, 2014, Registrant believes that although the materiality of the effects of the reserve reduction may be subject to differing opinion it does not wish to continue to debate those opinions with staff. Registrant has therefore concluded that its financial reporting for the affected financial periods should be modified and amended to reflect the effect of the reduction in the reserve estimates without concern to the materiality of such changes. We have therefore prepared and filed Amendment No.5 to the S-1 Registration Statement which includes both revised financials and revised reserve reports for 2012 and 2013.

Please also note that we have also amended and refiled our recent Form 10-K to also reflect these same modifications for fiscal years 2012 and 2013. Please contact the undersigned should you have any questions.

Sincerely, KANE RUSSELL COLEMAN & LOGAN PC /s/ Craig G. Ongley Craig G. Ongley